Exhibit 21.1

LIST OF SUBSIDIARIES OF SURF AIR MOBILITY INC.

Name	Jurisdiction of Incorporation or Organization
SAC Merger Sub Inc.	Delaware
SAGL Merger Sub Limited	BVI
THCA Merger Sub Inc.	Delaware